Exhibit 15.1
Calling of an Ordinary Shareholders Meeting*
The Board of Directors of “Telvent GIT, S.A.” calls the shareholders for the Ordinary General Shareholders Meeting that will be held at the Company’s corporate headquarters located in Alcobendas (Madrid) at calle Valgrande, 6 on May 24, 2006, at 17:30 p.m. local time, on first call and, as the case may be, the next day in the same place and at the same time, on second call, in accordance with the following:

Agenda
First.-	Examination and approval, as the case may be, of the Annual Accounts (Balance Sheet, Statement of allocation of profit or loss, and the Notes to the Financial Statements) and the Management Report of the Company corresponding to the financial year 2005, as well as Consolidated Financial Statements in accordance with United States GAAP, for the financial year 2005.

Second.-	Approval, as the case may be, proposed distribution of the net income for the 2005 financial year.

Third.-	Approval, as the case may be, of the actions of the Board of Directors in the last year.

Fourth.-	Approval, as the case may be, of the Board of Directors’ compensation.

Fifth.-	Reelection or appointment, as the case may be, of the Auditor of the Company and it Consolidated Group for year 2006.

Sixth.-	Amendment of the minimum notice period for the calling of a General Shareholders meeting in the article 14 of the Article Association and article 5 of the Rules of Procedure for the General Shareholders meeting.

Seventh.-	Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.

Eighth.-	Approval, as the case may be, of the minutes of this meeting in any of the cases set by law.

Ninth -	In their discretion, the proxies are authorized to vote upon such other business as properly may come before the meeting.
     Shareholders of record as of May 19, 2006 are entitled to attend and vote on the matters set forth above. From the date of publication of this notice, the shareholders shall be entitled to obtain, immediately and free of charge, the documentation which is to be presented at the Ordinary Shareholders’ Meeting. Likewise, all shareholders have the right to be informed in accordance with Article 112 of the Spanish Corporations Law.
Shareholders of the Company are permitted to attend the meeting and may vote in person or by proxy in accordance with the Company’s Rules of Procedures of the General Meeting of Shareholders, which can be viewed at www.telvent.com/investor_zone/cg_internal_norms.htm.
A proxy card for voting may be found on our website:
www.telvent.com/investor_zone/shareholders_meetings.htm
Proxy cards should be delivered to the Company to the attention of the Secretary to the Board of Directors.
In Madrid, on April 21, 2006.

The Secretary to the Board of Directors
Ana Isabel Morales Rodríguez

*	English translation of notice published in Spain on April 21, 2006